SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒          Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐          No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: DaimlerChrysler reports €5.2 billion operating profit in 2005

2.	Fact Sheets

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program , including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

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Contact		Press Information
Thomas Fröhlich	+49 (0)7 11/17- 9 33 11

Date
DaimlerChrysler reports €5.2 billion		February 16, 2006
operating profit in 2005

•         Net income of €2.8 billion (2004: €2.5 billion)

•         Earnings per share of €2.80 (2004: €2.43)

•         Revenues up 5% to €149.8 billion

Stuttgart/Auburn Hills - DaimlerChrysler (stock-exchange abbreviation DCX) today published its preliminary consolidated financial statements and its divisions’ results for the year 2005.

In the past financial year, the DaimlerChrysler Group posted an operating profit of €5.2 billion, compared with €5.8 billion in 2004. Excluding charges relating to the realignment of the smart business model (€1.1 billion), there was an increase in the Group’s operating profit. The Group thus fulfilled its earnings forecast for the full year.

At the Mercedes Car Group, the measures taken to improve efficiency as a part of the CORE program and new products had a positive impact on operating results during the course of the year; the turnaround in earnings was achieved. Nonetheless, earnings for the full year were negative due to the realignment of the smart business model and the expenses for the personnel measures. In a difficult market environment, the Chrysler Group achieved a higher operating profit than in 2004. The Commercial Vehicles Division also developed positively in 2005 and achieved record earnings. Financial Services improved its operating profit. Other Activities’ operating profit exceeded the prior year’s result.

The DaimlerChrysler Group recorded net income of €2.8 billion in 2005, compared with €2.5 billion in the prior year. Based on the reported net income, earnings per share amounted to €2.80, compared with €2.43 in 2004.

Dr. Dieter Zetsche, Chairman of the Board of Management of DaimlerChrysler AG, stated, “DaimlerChrysler made significant progress in the year 2005. But our earnings are still not where we want them to be. We intend to grow profitably and to create added value over the long term – for the benefit of our customers, employees and shareholders.”

The Board of Management will propose to the Supervisory Board to distribute a dividend of €1.50 per share to the shareholders. The proposed dividend takes account not only of the development of operating profit and cash flow in 2005, but also of our expectations for the coming years.

The Free cash flow of the Industrial Business increased by €0.3 billion to €2.1 billion. The net liquidity of Industrial Business increased by €5.1 billion to €7.3 billion.

Unit sales and revenues

DaimlerChrysler sold more than 4.8 million vehicles in 2005, surpassing the prior-year figure by 3%. The Group achieved new record unit sales for both passenger cars and commercial vehicles. The company’s total revenues increased by 5% to €149.8 billion in 2005.

The workforce

As of December 31, 2005, DaimlerChrysler employed 382,724 people worldwide (end of 2004: 384,723). Of this total, 182,060 were

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employed in Germany (2004: 185,154) and 97,480 in the United States (2004: 98,119).

New management model

On January 24, 2006, DaimlerChrysler presented a new management model designed to improve the Group’s competitiveness and promote further profitable growth. The new model will further integrate the Group’s functions, more closely focus operational areas on their core processes, and encourage internal collaboration. In addition, it will reduce the redundancies of activities. This will make DaimlerChrysler quicker, leaner, more flexible and more efficient.

With the implementation of the new management model, the company intends to reduce its administrative expenses, which are currently significantly higher than the industry average, by an annual €1.5 billion. €0.5 billion of this total will be realized by the other efficiency programs already running, like CORE in the Mercedes Car Group.

As a consequence of the new management model, personnel capacities will also have to be adjusted. This will lead to a reduction of up to 20% in the number of persons employed in administrative departments during the years of 2006 through 2008, and 30% in management positions, totaling up to 6,000 jobs worldwide.

The total expenditure incurred for the implementation of the program in the years 2006 through 2008 is likely to be in the region of €2 billion.

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Investing to safeguard the future

The DaimlerChrysler Group invested a total of €6.6 billion in property, plant and equipment in 2005 (2004: €6.4 billion). For the Mercedes Car Group, the focus was on preparing for the production of the new M-Class and R-Class at the US-plant in Tuscaloosa, Alabama, the new V6 and V8 engines and the successors to the C-Class and the smart fortwo. The main areas for the Chrysler Group were the preparation of production facilities for new model introductions and further improvements in plant efficiency and flexibility. The volume of investment in the Commercial Vehicles Division was significantly higher than in the prior year. This was primarily due to preparations for the production startup of the new Sprinter.

Research and development expenditures totaled €5.6 billion in 2005 (2004: €5.7 billion). The Mercedes Car Group’s most important projects were the successor models for the C-Class and the smart fortwo. Research and development work at the Chrysler Group was once again influenced by the product offensive, in particular the renewal and expansion of the Jeep® and Dodge model lineup. The Commercial Vehicles Division’s key projects included the new generation of trucks for Europe, the United States and Japan, and various new low-emission engines.

During the planning period of 2006 through 2008, DaimlerChrysler expects to invest a total of approximately €19 billion on property, plant and equipment. DaimlerChrysler also plans to invest substantial funds in the further expansion of its business activities in China. During the period of 2006 through 2008, DaimlerChrysler will invest €15.5 billion in its research and development activities. Therefore, a total of €34.5 billion will be invested in safeguarding the future.

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Mercedes Car Group

The Mercedes Car Group sold 1,216,800 vehicles in 2005 (2004: 1,226,800). The success of the new models launched in the market led to significantly higher revenues for the Mercedes-Benz brand in the second half of the year. As a result, unit sales in 2005 were slightly higher than the figure recorded in 2004.

Revenues of €50.0 billion slightly exceeded the prior year’s level.

The Mercedes Car Group posted an operating loss of €505 million for 2005, compared with an operating profit of €1.7 billion in the prior year. In the course of last year the turnaround in earnings was achieved. Charges on earnings totaling €1.1 billion arose in connection with the realignment of the smart business model. Expenses of €570 million were booked in 2005 relating to the staff-reduction program at Mercedes-Benz Passenger Cars, which was announced at the end of September 2005. These workforce adjustments, which aim for a reduction of 8,500 jobs at the German locations of the Mercedes Car Group by the end of September 2006, will lead to total costs of anticipated €950 million. By the end of 2005, approximately 5,000 employees had accepted voluntary severance agreements or early retirement. The operating result was also negatively impacted by the continuation of measures initiated within the framework of the quality offensive. Further charges in the operational business resulted from less favorable currency-hedging rates than in the prior year (particularly for the US dollar), a less favorable model mix and higher raw-material prices.

The Mercedes-Benz brand introduced four important new models in 2005: the successor models for the M-Class and S-Class, and the new B-Class and R-Class sports tourers. Engine lineups were significantly

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upgraded with the launch of the new-generation V6 and V8 gasoline and diesel engines.

The Mercedes Car Group unveiled the new S-Class at the International Motor Show (IAA) in Frankfurt in September 2005. The model was subsequently launched in Western Europe and was met with an extremely positive response from customers and the press.

In 2005, the Mercedes-Benz brand expanded its range of products to include two completely new vehicles: the B-Class and the R-Class. A total of 8,300 R-Class sports tourers were sold in the United States in the year under review. A shorter version of the model will go on sale in Western Europe in the spring of 2006.

The new M-Class met with a very positive response among customers and the press. A total of 66,900 new M-Class vehicles have been sold since the model was launched in the United States in April 2005 and in Western Europe the following August.

The extensive measures being implemented within the framework of the quality offensive enabled Mercedes-Benz to significantly improve the quality of the vehicles in the year under review. Internal analyses as well as numerous external studies have shown this to be the case. In the 2005 J.D. Power Initial Quality Study, for example, the Mercedes-Benz brand moved up five notches and is now once again among the top five vehicle brands.

The Maybach high-end luxury brand expanded its range of models in 2005, thereby further boosting the brand’s appeal. Since the brand was revived, Maybach has delivered some 1,500 vehicles around the world in an economic environment that has been challenging also for

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the luxury car sector. 300 of these automobiles were delivered in 2005.

Unit sales of the smart brand totaled 124,300 vehicles in the year under review (2004: 152,100). As part of the restructuring program for smart that was announced in April 2005, DaimlerChrysler discontinued production of the smart roadster and development of the planned smart SUV. The workforce was reduced from 1,350 to 750 employees at smart headquarters, and there was a reduction of 125 employees at the Hambach plant. As a result of these measures, smart succeeded in reducing fixed costs by 26% in the year under review, thus achieving its goals for the year 2005.

Chrysler Group

Worldwide, the Chrysler Group posted factory unit sales (shipments to dealers) of 2.8 million Chrysler, Jeep® and Dodge brand passenger cars, sports tourers, minivans, sport-utility vehicles and light trucks in 2005, an increase of 1% compared to the prior year. Worldwide retail and fleet sales increased by 5% to 2.8 million vehicles.

Due to higher unit sales, the Chrysler Group’s revenues of €50.1 billion were 1% above the prior-year level.

Although market conditions remained difficult in North America, the Chrysler Group posted an operating profit of €1.5 billion in 2005, compared with an operating profit of €1.4 billion in the prior year. The increase in operating profit reflects an increase in worldwide factory unit sales and a €240 million gain realized on the sale of its Arizona Proving Grounds vehicle testing facility. These items were offset by negative net pricing and charges of €99 million related to financial support provided to one supplier.

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In addition to improving efficiency and product quality, another strategic goal of the Chrysler Group is to achieve a sustained improvement in its competitive position as a result of new model launches. Therefore, the Chrysler Group continued its product offensive in 2005 with award-winning products such as the Dodge Charger, the Jeep® Commander and the new Dodge Ram Mega Cab pickup truck.

Mid-term, the Chrysler Group plans to further develop its presence in international markets. The Dodge brand will be launched in markets outside North America in 2006, while the product range for international markets was already expanded in 2005.

By the year 2007, the Chrysler Group aims to close the gap with the best competitors in the North American market in terms of vehicle quality and productivity. In 2005, additional measures were taken to achieve further productivity improvements and to optimize manufacturing processes. The results of the measures that have been implemented in recent years can be seen in the Harbour Report North America 2005 – a highly respected report measuring the productivity of automobile manufacturers in North America. Harbour’s latest study shows that the Chrysler Group once again reduced its overall hours per vehicle, by 4.2 (2003: 7.8) %, in 2004, and an improvement of 5-6% is expected in the 2005 report in June.

The Chrysler Group will launch 10 all-new products in 2006 – more than in any other year in its history – including the Chrysler Aspen, Jeep® Wrangler, Jeep® Compass, Dodge Caliber and Dodge Nitro.

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Commercial Vehicles Division

The Commercial Vehicles Division posted record results in 2005, with a 16% increase to a new high of 824,900 trucks, vans and buses.

Revenues at the division rose by 17% to €40.6 billion.

The Commercial Vehicles Division continued its positive development of the prior year and increased its operating profit from €1.3 billion to €2.1 billion. The increase in earnings was due primarily to the positive development of unit sales in all business units, especially the international market success of the products of the Trucks business segment, as well as the efficiency improvements achieved by implementing the “Global Excellence” program. This program is based on four initiatives and is designed to further improve the competitiveness of all the division’s business units and was announced by the division in June 2005. The operating profit achieved in the year 2005 includes exceptional income of €276 million from the settlement reached with Mitsubishi Motors Corporation (MMC) relating to charges for quality actions and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation (MFTBC).

The Trucks business segment again posted a significant increase in sales in the year under review: Unit sales of 509,300 trucks exceeded the prior year’s figure by 25%. Unit sales at the Trucks Europe/Latin America business unit totaled 148,000 vehicles, an increase of 8% from the prior year and also a new record. The Trucks NAFTA business unit posted a 20% increase in sales to 182,400 units in 2005. The FUSO business unit sold 178,900 trucks and buses worldwide in 2005.  Due to the date of FUSO’s first-time consolidation, the prior-year figure of 118,100 vehicles sold applies only to the last eight months of 2004. The Vans business unit also set a new sales record, selling

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267,200 vehicles worldwide, an increase of 2%. Worldwide sales by the Buses business unit with the brands Mercedes-Benz, Setra and Orion rose by 10% to 36,200 buses, coaches and chassis.

At the Amsterdam Commercial Vehicle Show (RAI) in October 2005, the Commercial Vehicles Division unveiled important new products such as the Actros Cruiser 1860 LS concept truck and equipment for new applications for Axor construction vehicles. It also presented BlueTec diesel technology for the Atego and Axor truck series and a hybrid-drive Canter light truck.

The buses segment continued its product offensive in Europe. The unit’s full-line range of products was expanded in the fall of 2005 to include the new generation of the Mercedes-Benz Travego travel coach, the new Mercedes-Benz Citaro Low Entry urban and overland bus, and the new Setra MultiClass 400 overland bus.

Financial Services

The Financial Services division once again developed very positively in all regions in 2005. In the past financial year, the operating profit posted by Financial Services improved by 17% to €1.5 billion. The earnings development in 2005 was mainly a result of significantly lower charges from the involvement in Toll Collect, increased revenues generated by attractive financial services products, the positive development of risk costs and improved efficiency. There was a negative impact from higher interest rates, particularly in the United States.

Contract volume rose by 15% to €117.7 billion; when adjusted for exchange-rate effects, contract volume increased by 3%. At the end of the year, Financial Services’ global portfolio comprised 6.4 million

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leased and financed vehicles. New business totaled €48.2 billion (2004: €50.9 billion) in an extremely competitive market environment in 2005.

As part of an organizational restructuring program, Financial Services combined all of its financial services activities in North and South America into the “Americas” region. Contract volume in this region increased by 18% to €85.9 billion, accounting for 73% of the total portfolio; when adjusted for exchange-rate effects, the increase was 1%. The Europe, Africa, Asia/Pacific region also developed positively in 2005. At €31.8 billion, contract volume was up 8% from the prior year.

In Germany, DaimlerChrysler Bank provided attractive products that once again led to an increase in leased and financed vehicles’ share of the total number of Group-brand vehicles sold. The bank managed a contract volume of €15.2 billion at the end of the year under review (2004: €14.5 billion), serving some 987,000 customers, or 7% more than in 2004.

In November 2005, the division became the first financial services company to offer passenger-car and truck financing, as well as insurance, in China.

The toll collect system for trucks above twelve metric tons gross vehicle weight works reliably.

Other Activities

On November 17, 2005, DaimlerChrysler sold its entire stake in Mitsubishi Motors Corporation (MMC).

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As part of the strategy of focusing even more closely on core business operations, DaimlerChrysler reached an agreement in December 2005 with EQT, a Swedish financial investor, on the sale of both MTU Friedrichshafen GmbH and the off-highway activities of Detroit Diesel Corporation (DDC). The transfer of ownership is likely to take place in the first quarter of 2006.

European Aeronautic Defence and Space Company (EADS) continued growing in 2005, and expects both revenues and earnings to surpass its prior-year figures once again. The company will publish its results for the 2005 financial year on March 8, 2006.

The Other Activities segment increased its operating profit by €135 million to €591 million in 2005.

Outlook

On the basis of the divisions’ planning, DaimlerChrysler expects the Group’s unit sales in 2006 to be in the range of the prior-year. Adjusted for exchange-rate effects, revenues in 2006 will most likely increase slightly. In the following years, DaimlerChrysler expects revenues to increase significantly in line with rising unit sales. In regional terms, the main source of growth will be the dynamic markets of Asia.

In January 2006, DaimlerChrysler announced its new management model. By implementing this program, DaimlerChrysler intends to generally improve the Group’s competitiveness and create the right conditions for further profitable growth.

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The implementation of these measures in the years 2006 through 2008 will involve investment and expenses. These expenses will be calculated and their allocation to the various years will be identified in the next months. The Group will therefore issue a more detailed earnings forecast for the year 2006 at a later point of time. DaimlerChrysler anticipates an improvement in profitability in 2006, with continuous increases in operating profit during the following years.

The driving force of this positive earnings trend is on the one hand the product offensive with more than 50 new vehicles in the period of 2005 through 2008. On the other hand, an important contribution will come from the ongoing efficiency-improving programs which are being pushed steadily forward.

A fundamental condition for the targeted increase in earnings is a generally stable economic and political situation and the moderate increase in the worldwide demand for automobiles expected for the years of 2006 through 2008. Opportunities and risks may arise from the development of currency exchange rates, interest rates and raw-material prices.

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from

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those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Additional information on DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

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DaimlerChrysler – Figures for 2005

DaimlerChrysler Group	2005	2004
	€ (Euro)	€ (Euro)
Revenues, in millions	149,776	142,059
Operating profit, in millions	5,185	5,754
Net income, in millions	2,846	2,466
Earnings Per Share (EPS)	2.80	2.43
Dividend proposed	1.50	1.50
Employees (at year-end)	382,724	384,723

Operating profit (loss) by segments in millions	2005	2004
	€ (Euro)	€ (Euro)
Mercedes Car Group	(505)	1,666
Chrysler Group	1,534	1,427
Commercial Vehicles	2,093	1,332
Financial Services	1,468	1,250
Other Activities	591	456

Revenues by segments in millions	2005	2004
	€ (Euro)	€ (Euro)
Mercedes Car Group	50,015	49,630
Chrysler Group	50,118	49,498
Commercial Vehicles	40,634	34,764
Financial Services	15,439	13,939
Other Activities	2,396	2,200

Unit sales by segments	2005	2004

DaimlerChrysler Group(1)	4,829,200	4,702,400
Mercedes Car Group	1,216,800	1,226,800
Chrysler Group	2,813,000	2,779,900
Commercial Vehicles	824,900	712,200

(1) Due to eliminations (Sprinter vans sold under the Freightliner and Dodge brand), the sum of the divisions does not add up to the Group total.

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

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DaimlerChrysler – Figures for the 4th Quarter 2005

DaimlerChrysler Group	Q4/2005	Q4/2004
	€ (Euro)	€ (Euro)
Revenues, in millions	41,454	37,745
Operating profit, in millions	1,048	785
Net income (Loss), in millions	966	526
Earnings Per Share (EPS)	0.95	0.52
Employees (at year-end)	382,724	384,723

Operating profit (loss) by segments in millions	Q4/2005	Q4/2004
	€ (Euro)	€ (Euro)
Mercedes Car Group	1	20
Chrysler Group	428	386
Commercial Vehicles	357	437
Financial Services	347	145
Other Activities	(14)	(21)

Revenues by segments in millions	Q4/2005	Q4/2004
	€ (Euro)	€ (Euro)
Mercedes Car Group	14,641	12,858
Chrysler Group	13,464	12,712
Commercial Vehicles	10,881	9,992
Financial Services	4,147	3,660
Other Activities	819	817

Unit sales by segments	Q4/2005	Q4/2004

Mercedes Car Group	350,900	348,300
Chrysler Group	670,700	718,800
Commercial Vehicles	213,500	208,700

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

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2

Fact Sheet Fourth Quarter and

Fiscal Year 2005

- Unaudited Figures -

February 16, 2006

Contents

DaimlerChrysler Group
•	Stock Market Information
•	Earnings Situation

Sales Information
•	Mercedes Car Group
•	Chrysler Group
•	Commercial Vehicles

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This presentation contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs  in light of restructuring plans announced by our major competitors in NAFTA; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Stock Market Information

	1st Quarter		2nd Quarter		3rd Quarter			4th Quarter			Fiscal Year
	2005	2004	2005	2004	2005		2004	2005	2004	Change in %	2005	2004	Change in %

Earnings per share (in EUR)
basic	0.28	0.41	0.73	0.57	0.84	(1)	0.94	0.95	0.52	+83%	2.80	2.43	+15%
diluted	0.28	0.41	0.73	0.57	0.84	(1)	0.94	0.94	0.52	+81%	2.80	2.43	+15%

Average number of shares outstanding
basic	1,012.8	1,012.7	1,012.7	1,012.7	1,015.6		1,012.8	1,018.0	1,012.8	+1%	1,014.7	1,012.8	+0%
diluted	1,015.7	1,013.8	1,012.7	1,015.4	1,019.9		1,015.0	1,022.5	1,012.8	+1%	1,017.7	1,014.5	+0%

Number of shares outstanding (at period end)
adjusted for treasury stock	1,012.4	1,012.3	1,012.7	1,012.7	1,017.8		1,012.8	1,018.2	1,012.8	+1%
total shares outstanding	1,012.8	1,012.8	1,012.8	1,012.8	1,017.8		1,012.8	1,018.2	1,012.8	+1%

Share price Frankfurt (at period end, in EUR)	34.53	33.98	33.58	38.40	44.14		33.20	43.14	35.26	+22%

Share price New York (at period end, in USD)	44.72	41.74	40.51	47.07	53.12		41.42	51.03	48.05	+6%

Market capitalization Frankfurt (at period end, in billions of EUR)	34.97	34.42	34.01	38.89	44.93		33.63	43.92	35.71	+23%

Market capitalization New York (at period end, in billions of USD)	45.29	42.28	41.03	47.67	54.07		41.95	51.96	48.67	+7%

(1) Adjusted by EUR 0.10 tax expenses related to periods prior to 2003.

Key Figures and Ratios

	1st Quarter		2nd Quarter		3rd Quarter			4th Quarter			Fiscal Year
(in millions of EUR)	2005	2004	2005	2004	2005		2004	2005	2004	Change in %	2005	2004	Change in %

Unit Sales (in units)	1,088,216	1,072,991	1,335,134	1,281,231	1,177,891		1,077,002	1,227,915	1,271,130	-3%	4,829,156	4,702,354	+3%

Revenues	31,744	32,351	38,423	37,072	38,155		34,891	41,454	37,745	+10%	149,776	142,059	+5%

EBIT (1)	157	1,314	1,274	1,864	1,272		693	518	741	-30%	3,221	4,612	-30%

Depreciation	3,255	2,663	3,108	2,794	3,131		2,815	3,159	3,033	+4%	12,653	11,305	+12%

EBITDA (1)	3,412	3,977	4,382	4,658	4,403		3,508	3,677	3,774	-3%	15,874	15,917	-0%

Operating Profit	628	1,546	1,671	2,091	1,838		1,332	1,048	785	+34%	5,185	5,754	-10%

Net Income (Loss)	288	412	737	577	855	(2)	951	966	526	+84%	2,846	2,466	+15%

Capital Expenditure (Property, plant & equipment)	1,475	1,368	1,606	1,628	1,690		1,770	1,809	1,620	+12%	6,580	6,386	+3%

(1) EBIT = Income before financial income and income taxes; EBITDA = Income before financial income and income taxes plus depreciation.

(2) Adjusted by EUR 100 million tax expenses related to periods prior to 2003.

Unit Sales by Divisions

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2005	2004	2005	2004	2005	2004	2005	2004	Change in %	2005	2004	Change in %

Mercedes Car Group (Wholesales)	246,968	265,988	308,081	319,353	310,885	293,172	350,904	348,260	+1%	1,216,838	1,226,773	-1%

Chrysler Group (Shipments)	666,675	684,751	812,234	781,443	663,363	594,929	670,721	718,772	-7%	2,812,993	2,779,895	+1%

Commercial Vehicles (1) (Wholesales)	179,385	125,790	221,617	184,937	210,385	192,767	213,480	208,672	+2%	824,867	712,166	+16%

DaimlerChrysler Group (1)(2)	1,088,216	1,072,991	1,335,134	1,281,231	1,177,891	1,077,002	1,227,915	1,271,130	-3%	4,829,156	4,702,354	+3%

(1) Since April 1, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) has been included with a time lag of one month, therefore the 2nd quarter 2004 only includes two months.

(2) Due to eliminations (Sprinter vans sold under the Freightliner and Dodge brand), the sum of the divisions does not add up to the Group total.

Revenues by Divisions

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2005	2004	2005	2004	2005	2004	2005	2004	Change in %	2005	2004	Change in %

Mercedes Car Group	10,383	11,674	12,472	12,977	12,519	12,121	14,641	12,858	+14%	50,015	49,630	+1%

Chrysler Group	10,735	12,060	13,030	13,206	12,889	11,520	13,464	12,712	+6%	50,118	49,498	+1%

Commercial Vehicles (1)	8,514	6,612	10,647	8,963	10,592	9,197	10,881	9,992	+9%	40,634	34,764	+17%

Financial Services	3,567	3,372	3,812	3,463	3,913	3,444	4,147	3,660	+13%	15,439	13,939	+11%

Other Activities	441	387	547	471	589	525	819	817	+0%	2,396	2,200	+9%

Eliminations / Discontinued Operations	(1,896)	(1,754)	(2,085)	(2,008)	(2,347)	(1,916)	(2,498)	(2,294)	-9%	(8,826)	(7,972)	-11%

DaimlerChrysler Group (1)	31,744	32,351	38,423	37,072	38,155	34,891	41,454	37,745	+10%	149,776	142,059	+5%

(1) Since April 1, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) has been included with a time lag of one month.

Operating Profit by Divisions

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
									Change			Change
(in millions of EUR)	2005	2004	2005	2004	2005	2004	2005	2004	in %	2005	2004	in %

Mercedes Car Group	(954)	639	12	703	436	304	1	20	-95%	(505)	1,666	—

Chrysler Group	252	303	544	521	310	217	428	386	+11%	1,534	1,427	+7%

Commercial Vehicles (1)	714	268	524	468	498	159	357	437	-18%	2,093	1,332	+57%

Financial Services	328	221	385	472	408	412	347	145	+139%	1,468	1,250	+17%

Other Activities (2)	219	134	144	85	242	258	(14)	(21)	+33%	591	456	+30%

Eliminations	69	(19)	62	(158)	(56)	(18)	(71)	(182)	+61%	4	(377)	—

DaimlerChrysler Group (1)	628	1,546	1,671	2,091	1,838	1,332	1,048	785	+34%	5,185	5,754	-10%

(1) Since April 1, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) has been included with a time lag of one month.

(2) As of June 30, 2004, Mitsubishi Motors Corporation has been included as a financial investment measured at fair value.

Mercedes Car Group

Wholesales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
									Change			Change
(in units)	2005	2004	2005	2004	2005	2004	2005	2004	in %	2005	2004	in %

Mercedes Car Group	246,968	265,988	308,081	319,353	310,885	293,172	350,904	348,260	+1%	1,216,838	1,226,773	-1%

Western Europe	154,998	172,996	204,376	224,034	201,731	190,415	215,469	233,245	-8%	776,574	820,690	-5%
of which Germany	70,455	80,927	94,239	104,299	93,345	87,670	96,872	113,971	-15%	354,911	386,867	-8%

NAFTA	53,755	54,899	59,802	57,684	62,560	60,521	77,397	66,795	+16%	253,514	239,899	+6%
of which USA	49,800	51,503	54,072	52,971	56,746	56,377	71,233	61,650	+16%	231,851	222,501	+4%

Japan	10,234	11,086	12,087	8,286	11,325	10,263	14,648	11,747	+25%	48,294	41,382	+17%

Rest of World	27,981	27,007	31,816	29,349	35,269	31,973	43,390	36,473	+19%	138,456	124,802	+11%

Mercedes Car Group

Retail Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
									Change			Change
(in units)	2005	2004	2005	2004	2005	2004	2005	2004	in %	2005	2004	in %

Mercedes Car Group	262,905	273,960	314,077	310,877	306,033	287,740	338,013	327,893	+3%	1,221,028	1,200,470	+2%

Western Europe	172,084	179,641	207,834	214,168	199,309	189,361	214,193	216,171	-1%	793,420	799,341	-1%
of which Germany*	71,680	80,927	96,072	104,299	94,708	87,670	98,262	113,971	-14%	360,722	386,867	-7%

NAFTA	47,839	52,792	60,647	58,670	63,111	58,592	73,717	69,042	+7%	245,314	239,096	+3%
of which USA	43,866	49,214	54,954	54,052	57,685	54,462	67,948	63,887	+6%	224,453	221,615	+1%

Japan	10,984	12,097	12,237	9,217	11,338	10,300	11,344	10,524	+8%	45,903	42,138	+9%

Rest of World	31,998	29,430	33,359	28,822	32,275	29,487	38,759	32,156	+21%	136,391	119,895	+14%

* Retail sales calculation for smart has been modified and adjusted retroactively since January 2005.

Mercedes Car Group

Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2005	2004	2005	2004	2005	2004	2005	2004	Change in % pts	2005	2004	Change in % pts

Western Europe	3.9	4.3	4.3	4.5	4.8	4.5	5.4	5.0	+0.4	4.6	4.6	+0.0
of which Germany	9.8	10.9	9.5	10.6	10.5	10.1	10.3	10.9	-0.6	10.0	10.6	-0.6

USA	1.4	1.6	1.5	1.5	1.6	1.6	2.2	2.0	+0.2	1.7	1.7	+0.0

Japan	0.7	0.8	1.1	0.8	0.9	0.8	1.1	1.0	+0.1	0.9	0.8	+0.1

Chrysler Group

Shipments

		1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)		2005	2004	2005	2004	2005	2004	2005	2004	Change in %	2005	2004	Change in %

Chrysler Group*		666,675	684,751	812,234	781,443	663,363	594,929	670,721	718,772	-7%	2,812,993	2,779,895	+1%

of which	Passenger Cars	151,534	130,882	194,410	186,323	152,881	150,340	145,698	139,785	+4%	644,523	607,330	+6%

	Minivans	132,147	117,305	164,430	161,790	120,811	116,058	133,989	121,532	+10%	551,377	516,685	+7%

	Sport Tourers	71,372	51,166	84,430	74,991	70,924	76,313	71,114	77,458	-8%	297,840	279,928	+6%

	SUV’s	181,762	213,809	200,274	174,740	175,293	121,041	173,362	198,282	-13%	730,691	707,872	+3%

	Light Trucks	129,860	171,589	168,690	183,599	143,454	131,177	146,558	181,715	-19%	588,562	668,080	-12%

NAFTA		630,629	639,315	764,193	735,860	622,840	558,084	620,178	676,467	-8%	2,637,840	2,609,726	+1%
of which	USA	560,939	582,583	659,385	638,032	550,307	483,986	534,728	582,404	-8%	2,305,359	2,287,005	+1%

Rest of World		36,046	45,436	48,041	45,583	40,523	36,845	50,543	42,305	+19%	175,153	170,169	+3%

* Figures have been adjusted retroactively due to changes in the internal segmentation.

Chrysler Group

Retail Sales

		1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)		2005	2004	2005	2004	2005	2004	2005	2004	Change in %	2005	2004	Change in %

Chrysler Group*		664,509	633,026	782,957	759,780	736,230	653,233	646,430	656,289	-2%	2,830,126	2,702,328	+5%

of which	Passenger Cars	157,130	127,545	186,169	182,767	154,747	142,267	153,313	141,189	+9%	651,359	593,768	+10%

	Minivans	134,153	119,617	163,056	154,488	126,471	118,255	119,521	126,581	-6%	543,201	518,941	+5%

	Sport Tourers	70,673	61,473	81,688	60,654	74,622	66,478	69,220	83,416	-17%	296,203	272,021	+9%

	SUV’s	169,192	174,793	188,501	189,064	199,999	164,227	177,672	165,603	+7%	735,364	693,687	+6%

	Light Trucks	133,361	149,598	163,543	172,807	180,391	162,006	126,704	139,500	-9%	603,999	623,911	-3%

NAFTA		626,197	592,659	737,158	715,321	687,549	612,845	599,134	616,857	-3%	2,650,038	2,537,682	+4%
of which	USA	547,682	518,927	641,918	619,537	604,111	537,760	515,117	534,848	-4%	2,308,828	2,211,072	+4%

Rest of World		38,312	40,367	45,799	44,459	48,681	40,388	47,296	39,432	+20%	180,088	164,646	+9%

* Figures have been adjusted retroactively due to changes in the internal segmentation, and include Sprinter vans sold under the Freightliner brand.

Chrysler Group

Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2005	2004	2005	2004	2005	2004	2005	2004	Change in % pts	2005	2004	Change in % pts

Chrysler Group USA & Canada	13.8	13.1	13.4	13.6	12.8	11.9	13.1	12.8	+0.3	13.2	12.8	+0.4

Passenger Cars USA	7.4	6.0	7.3	7.4	6.3	6.0	7.3	6.4	+0.9	7.1	6.5	+0.6

Trucks USA	18.5	18.4	17.9	18.1	17.5	16.0	17.5	17.2	+0.3	17.8	17.4	+0.4

Chrysler Group

Division specific data

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter				Fiscal Year
	2005	2004	2005	2004	2005	2004	2005	2004	Change		2005	2004	Change

Fleet % of Total USA*	30.6%	25.6%	28.5%	25.4%	17.2%	13.8%	30.2%	23.4%	+6.8	pts.	26.4%	22.2%	+4.2

U.S. Lease % of Total Retail*	17.5%	14.1%	19.9%	15.1%	13.2%	15.9%	21.4%	18.3%	+3.1	pts.	17.7%	15.8%	+1.9

U.S. Field Stock (units)	618,039	585,114	632,446	605,600	580,212	563,078	598,166	600,606	(2,440	)units

U.S. Days Supply	78	77	75	72	82	83	85	81	+4	days

* Figures have been adjusted retroactively to reclassify employee lease vehicles from Fleet to U.S. Retail.

Commercial Vehicles

Wholesales*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2005	2004	2005	2004	2005	2004	2005	2004	Change in %	2005	2004	Change in %

Commercial Vehicles	179,385	125,790	221,617	184,937	210,385	192,767	213,480	208,672	+2%	824,867	712,166	+16%

Western Europe	55,759	56,246	75,567	74,793	64,509	63,371	81,166	80,007	+1%	277,001	274,417	+1%
of which Germany	19,603	19,729	29,435	29,096	26,887	25,780	34,634	36,010	-4%	110,559	110,615	-0%

NAFTA	51,166	38,825	58,566	44,094	57,534	45,373	50,541	48,847	+3%	217,807	177,139	+23%
of which USA	43,630	33,576	48,593	37,756	47,908	38,310	42,818	41,108	+4%	182,949	150,750	+21%

South America	14,303	11,689	15,525	14,248	17,413	17,006	16,006	14,648	+9%	63,247	57,591	+10%

Asia/Australia	42,052	6,110	52,031	31,410	49,156	47,492	37,788	45,107	-16%	181,027	130,119	—
of which Japan	11,843	1,120	18,046	9,752	15,617	16,849	14,762	15,245	-3%	60,268	42,966	—

Rest of World	16,105	12,920	19,928	20,392	21,773	19,525	27,979	20,063	+39%	85,785	72,900	+18%

* Since April 1, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) has been included with a time lag of one month, therefore the 2nd quarter 2004 only includes two months.

Commercial Vehicles

Retail Sales*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2005	2004	2005	2004	2005	2004	2005	2004	Change in %	2005	2004	Change in %

Commercial Vehicles	173,023	123,760	216,051	182,853	211,861	191,563	212,107	212,358	-0%	813,042	710,534	+14%

Western Europe	55,027	55,953	74,946	74,876	66,721	64,485	79,163	85,131	-7%	275,857	280,445	-2%
of which Germany	19,603	19,729	29,435	29,096	26,887	25,780	34,277	36,010	-5%	110,202	110,615	-0%

NAFTA	46,278	37,335	53,920	43,210	57,181	43,192	50,959	48,113	+6%	208,338	171,850	+21%
of which USA	39,649	32,189	45,235	36,917	48,144	36,566	43,434	40,442	+7%	176,462	146,114	+21%

South America	14,288	11,656	15,543	14,259	17,441	16,984	15,982	14,617	+9%	63,254	57,516	+10%

Asia/Australia	42,072	6,209	52,114	30,711	49,174	47,758	38,178	44,942	-15%	181,538	129,620	—
of which Japan	12,044	992	18,235	9,584	15,805	16,781	14,723	15,078	-2%	60,807	42,435	—

Rest of World	15,358	12,607	19,528	19,797	21,344	19,144	27,825	19,555	+42%	84,055	71,103	+18%

* Since April 1, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) has been included with a time lag of one month, therefore the 2nd quarter 2004 only includes two months.

Commercial Vehicles

Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2005	2004	2005	2004	2005	2004	2005	2004	Change in % pts	2005	2004	Change in % pts

Trucks

Trucks Europe / Latin America
(Mercedes-Benz)
Western Europe MDT/HDT	18.7	19.7	22.5	22.1	23.0	23.0	23.0	21.4	+1.6	22.2	21.7	+0.5
Germany MDT/HDT	39.0	37.8	43.2	42.7	42.5	43.4	43.3	41.4	+1.9	42.5	41.7	+0.8
Brazil MDT/HDT	31.4	31.4	28.8	30.6	33.0	30.7	32.0	30.5	+1.5	31.3	30.7	+0.6

Trucks NAFTA (Freightliner/Sterling/Western Star)
USA Class 8	38.4	40.5	38.3	36.7	37.6	33.7	36.6	36.5	+0.1	37.5	36.3	+1.2
USA Class 5-7	26.9	25.6	22.9	27.3	24.4	26.4	24.0	25.1	-1.1	24.2	26.1	-1.9

FUSO
Japan Trucks Total	20.9	30.1	25.2	31.2	24.2	25.9	21.8	21.9	-0.1	23.2	26.8	-3.6

Vans (Mercedes-Benz)
Western Europe midsize/large	15.2	17.3	15.7	17.1	16.6	18.0	16.8	17.5	-0.7	16.2	17.4	-1.2
Germany midsize/large	25.8	27.3	25.1	27.0	27.7	29.3	28.0	30.6	-2.6	26.8	28.7	-1.9

Buses
(Mercedes-Benz/Setra)
Western Europe heavy	25.7	27.1	27.7	26.7	23.9	25.9	27.8	31.7	-3.9	26.5	28.2	-1.7
Germany heavy	57.0	57.8	57.7	48.9	55.3	66.6	61.7	60.1	+1.6	58.7	58.0	+0.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: February 16, 2006